FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2024

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

 28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Inside Information dated September 3, 2024

Item 1

Banco Santander, S.A., in compliance with the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

Banco Santander, S.A. (the “Issuer”) hereby announces that, in relation to the following issuance: “First Issuance of Special Subordinated Debt of Banco Pastor, S.A.” (“Primera Emisión de Deuda Subordinada Especial de Banco Pastor, S.A.”), with ISIN code ES0213770011, for a total amount of three hundred million euros (EUR 300,000,000) and the Brief Informative Prospectus (Folleto Informativo Reducido) of which was registered with the registries of the Spanish National Securities Market Commission on 11 May 2004; it intends to carry out on 11 September 2024 the total early redemption of the issuance through the redemption at par of each and every one of the securities that compose the aforementioned issuance plus accrued and unpaid interest until the aforementioned redemption date.

Likewise, it is stated that all the necessary communications have been made to the corresponding organizations and media.

This is hereby reported as inside information for the appropriate purposes.

Boadilla del Monte (Madrid), 3 September 2024

IMPORTANT INFORMATION

Not a securities offer

This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.

Past performance does not indicate future outcomes

Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this document should be taken as a profit and loss forecast.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	September 3, 2024	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance